UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

VALCOM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918888t-40-9

_______________

(CUSIP Number)

Silvana Manning

4 Whitfield Court

Boonton Twp., NJ 07005

973.257.7214

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 23, 2010

__________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918888t-40-9

1.

Names of Reporting Persons

Silvana Costa Manning

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

□

(b)

□

3.

SEC Use Only ...........................................................................................................................

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.

Citizenship or Place of Organization

United States

Number of Shares Bene-	7.	Sole Voting Power 10,758,904
ficially Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 10,758,904
	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

10,758,904

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      □

13.

Percent of Class Represented by Amount in Row (11)

21.46% (1)

14.

Type of Reporting Person (See Instructions)

IN

(1)

Represents the percentage ownership based on 50,138,158  shares of common stock of Valcom, Inc. outstanding as of August 18, 2010.

Item 1.

Security and Issuer

This statement relates to shares of common stock, $0.001 par value, of Valcom, Inc., a Delaware corporation (the “Issuer”). The principal office of the Issuer is located at 2113A Gulf Boulevard, Indian Rocks Beach, Florida 33785.

Item 2.

Identity and Background

(a)

This statement is being filed by Ms. Silvana Costa Manning (the “Reporting Person”).

(b)

The Reporting Person’s business address is 4 Whitfield Court, Boonton Twp., New Jersey, 07005.

(c)

The Reporting Person is in charge of Marketing of Veterinary Diagnostic Test Kits of TRI-DD LLC.

(d)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

The Reporting Person is a citizen of United States.

Item 3.

Source and Amount of Funds or Other Consideration

In November 2010, the Reporting Person purchased 10,758,904 shares of the Issuer’s common stock for an aggregate purchase price equal to $141,210.62. The source of funding for this purchase was through personal funds.

Item 4.

Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in Subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider her position with respect to the Issuer and formulate plans or proposals with respect to any such matters, but has no present intention of doing so.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person beneficially owns 10,758,904 shares of the Issuer’s common stock, which represents approximately 21.46% of the Issuer’s common stock.

(b)

The Reporting Person may be deemed to hold sole voting and dispositive power over her 10,758,904 shares of common stock of the Issuer.

(c)

Other than the acquisition of the shares as reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 10,758,904 shares of common stock reported in Item 5(a).

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.

Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2010

   /s/ Silvana Costa Manning

  Name: Silvana Costa Manning